December 13, 2024

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Tyler Howes

Re:	Aktis Oncology, Inc.

Draft Registration Statement Amendment on Form S-1

Submitted November 22, 2024

CIK No. 0002035832

Ladies and Gentlemen:

On behalf of Aktis Oncology, Inc. (the “Company”), we hereby confidentially submit to the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft registration statement (the “Draft Registration Statement”). Amendment No. 2 reflects revisions to the Draft Registration Statement Amendment made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated December 5, 2024, regarding the Draft Registration Statement submitted on November 22, 2024, as well as certain other updated information. Marked copies showing changes from the Draft Registration Statement confidentially submitted on November 22, 2024 are being furnished supplementally for the convenience of the Staff.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have presented the text of the Staff’s comments in italics below and the Company’s responses are numbered to correspond to the numbered comments from the Staff’s letter. The responses and information described below are based upon information provided to us by the Company and all terms used but not defined herein have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to Draft Registration on Form S-1

Prospectus summary

Overview, page 1

1. We note your response to prior comment 2 and re-issue. Please revise the Overview section to reflect your disclosure elsewhere in the prospectus indicating that your platform represents a novel approach to radiation therapy which could create significant and unpredictable challenges.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 136 of Amendment No. 2 to indicate that its platform represents a novel approach to radiation therapy which could create significant challenges.

2. Please balance your discussion of Padcev’s peak sales potential with disclosure of historical sales figures for Padcev. Please also revise here to clearly state that your [225Ac]Ac-AKY-1189 candidate has not yet received approval for commercial sale and may never attain the same level of commercial success as Padcev.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 136 and 137 of Amendment No. 2 to disclose the annualized global sales of Padcev in 2024.

3. Please revise the Overview section to clarify, if true, that actinium-225 has yet to be included in an approved oncology therapy and, if true, that data supporting its increased anticancer activity has yet to be observed in a pivotal clinical trial supporting an approval.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 137 of Amendment No. 2 to disclose that actinium-225 has not been approved in any oncology therapy and there have been no completed pivotal clinical trials demonstrating the anticancer activity of actinium-225-based oncology product candidates.

Business

Expanding the potential of radiopharmaceuticals, page 142

4. We note your response to prior comment 16 and reissue. Please remove your comparisons of 177Lu Pluvicto to 225Ac Pluvicto as you have stated that such comparisons are not based upon head-to-head clinical trials.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised Amendment No. 2 to remove the comparison.

License and collaboration agreements

Institute for Protein Innovation License Agreement, page 159

5. Please revise to clarify if you have exercised the right that expired November 1, 2024 to negotiate a license or amendment to the IPI Agreement covering certain of IPI’s improvements related to your licensed patents.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to remove references to the right to negotiate a license with IPI. The Company supplementally informs the Staff that the Company allowed the right to expire without exercising its option thereunder. As such, the Company respectfully submits that disclosure regarding the expired right is not material to an investor’s understanding of the IPI Agreement.

Please do not hesitate to call me at (212) 318-6030 or William A. Magioncalda at (212) 318-6088 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Siavosh Salimi
Siavosh Salimi

cc. Matthew Roden (Aktis Oncology, Inc.)

cc. Shulamit Ron-Bigger (Aktis Oncology, Inc.)

cc. William A. Magioncalda (Paul Hastings LLP)

cc. Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)

cc. Yasin Keshvargar (Davis Polk & Wardwell LLP)